SOLVAY **SOLVAY**

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, October, 2007

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (I) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

22 26891

2007 NOV -1 P 2: 25

Embargo: Brussels, October 26, 2007 at 7:30 AM

Solvay's operating results (EUR 925 million) 5% above the excellent results from the first 9 months of 2006 (+8% in the 3rd quarter)

- **Sales** (EUR 7,206 million) up 2% (+4% in the 3rd quarter) despite unfavorable currency developments.
- **Operating results** (EUR 925 million) up 5% (+8% in the 3rd quarter) :
  - Continued growth in **Chemicals** and **Plastics;**
  - Improved results in **Pharmaceuticals**: growth of 7% in the 3rd quarter 2007 partly compensating for the weak results in the 2nd quarter.
- **Net income of the Group** (EUR 646 million) down 4% compared to the first 9 months of 2006 (+25% in the 3rd quarter)
- **Interim dividend of 0.85 EUR net per share** (1.13 EUR gross per share)
- **Confirmation of outlook for operating results 2007 comparable to the results 2006 for the Group as for the Pharmaceuticals sector.**

Sales reached EUR 7,206 million for the first 9 months of 2007, up 2% compared to the first 9 months of 2006, despite the currency impact. In the 3rd quarter 2007, they were up 4% and amounted to EUR 2,399 million. At constant exchange rates, they would have increased by 4% (+6% in the 3rd quarter 2007).

REBIT[1] (EUR 925 million) was up 5% compared to the first 9 months of 2006. It improved by 8% in the 3rd quarter and reached EUR 309 million. The three sectors contributed to this growth. The Pharmaceuticals sector improved by 7%; the Chemicals (+5%) and Plastics (+7%) sectors continued their growth. **The operating margin** (REBIT on sales) was 12.8%, compared to 12.5% for the first 9 months of 2006.

The net income of the Group (EUR 646 million) was down by 4% compared to the first 9 months of 2006. It was up 25% in the 3rd quarter 2007, taking into account improvement in the operating results (+8% in the 3rd quarter) and the fact that it included positive **non-recurring items** of EUR 52 million (compared to the negative items of EUR 32 million in the 3rd quarter 2006). In addition, **tax charges** were higher in the first 9 months of 2007 taking into account the improvement in results and the one-time effect in the 3rd quarter 2007 of a change in tax rate in Germany (negative "non cash" effect of EUR 44 million).

Cash flow[2] for the first 9 months of 2007 amounted to EUR 1,035 million and **REBITDA**[3] to EUR 1,277 million. The **net debt to equity ratio** was 33% at the end of September 2007, comparable to the situation at the end of September 2006.

On October 25, 2007, the Board of Directors approved, for the current period, the payment an **interim dividend** amounting to 0.85 EUR net per share (1.13 EUR gross per share).

The operating results of the **Pharmaceuticals sector** (EUR 336 million), up 7% in the 3rd quarter 2007, improved but remain still down by 8% for the first 9 months of 2007 considering the weak results from the 2nd quarter. In the 3rd quarter, sales increased by 11% despite the unfavorable impact of the USD and the significant pressure on the European pharmaceuticals market, especially in France.. These were more than compensated for by the improvement in sales of the principal products, especially the excellent performance of the fenofibrates and flu vaccines, for which the vaccination campaigns in Europe started earlier than in 2006. Research and Development expenses (EUR 119 million) were up in the 3rd quarter 2007 and represented 17% of sales. For the first 9 months of 2007, they are in line with the estimate of 16% of sales for 2007. The "Inspire" savings plan (EUR 300 million by 2010) is continuing as planned. Overall for 2007, prospects for the Pharmaceuticals Sector remain in line with those presented in the first half of 2007 (see page 9).

The **Chemicals Sector** improved due to the persistence of a continued favorable global balance for our products between supply and demand. Sales (EUR 2,289 million) were up compared to the first 9 months of 2006 (+2%, as in the 3rd quarter). Results (REBIT of EUR 276 million) posted a growth of 8% compared to the first 9 months of 2006 (+5% in the 3rd quarter). The "Minerals" and "Oxygen" clusters as well as the "Electrochemistry" activities (caustic soda) continued to record excellent results, while the fluor chemical commodities remained under heavy pressure.

1 Operating results, i.e. EBIT before non-recurring items
2 Net income plus total depreciation.
3 REBITDA : REBIT, before recurring depreciation and amortization.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

The **Plastics Sector** again showed improvement due to the excellent performance of all its activities. Sales (EUR 2,983 million) increased by 4% (+1% in the 3rd quarter). Results (REBIT of EUR 349 million) increased by 11% (+7% in the 3rd quarter) despite the unfavorable effect of the US dollar and Japanese yen exchange rates.

"Overall for 2007, we confirm that we can achieve the excellent operating results of last year. Obviously, we remain attentive to the evolution of global macroeconomic conditions, energy costs and the EUR/USD exchange rate."

SOLVAY Group – Summary Financial Information[4]

Million EUR *(except for per-share figures in EUR)*	9 months 2006	9 months 2007	9 months 2007 / 9 months 2006	3rd quarter 2006	3rd quarter 2007	3rd quarter 2007/ 3rd quarter 2006
Sales	**7,049**	**7,206**	**+2%**	**2,305**	**2,399**	**+4%**
REBIT	**883**	**925**	**+5%**	**286**	**309**	**+8%**
REBIT/Sales	*12.5%*	*12.8%*		*12.4%*	*12.9%*	
Non-recurring items	-119	+18	n.s.	-32	+52	n.s.
EBIT	**765**	**944**	**+23%**	**254**	**361**	**+42%**
Charges on net indebtedness	-65	-60	-7%	-21	-22	+7%
Income from investments	19	+24	+22%	8	+9	+21%
Earnings before taxes	**719**	**907**	**+26%**	**241**	**349**	**+45%**
Income taxes	-150	-261	+74%	-54	-115	+113%
Discontinued operations	103	0	n.s.	0	0	n.s.
Net income of the Group	**671**	**646**	**-4%**	**187**	**233**	**+25%**
Net income (Solvay share)	649	610	-6%	181	218	+20%
Total depreciation	383	388	+1%	118	137	+16%
REBITDA	1,229	1,277	+4%	403	427	+6%
Cash flow	1,054	1,035	-2%	305	370	+21%
(per share, in EUR) **Earnings per share**[5]	**7.85**	**7.38**	**-6%**	**2.19**	**2.63**	**+20%**
Net debt to equity	33%	33%	-	-	-	-

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR 18 million for the first 9 months of 2007 compared to EUR -119 million for the first 9 months of 2006. They include, on the one hand, non-recurring income, which are the capital gains on the sale of Sofina shares (EUR 54 million) and the sale of subscription rights to the capital increase of Fortis (EUR 37 million). On the other hand, they include non-recurring charges for restructuring costs in the Pharmaceuticals Sector in the framework of the "INSPIRE"[6] project (EUR 26 million) and for an impairment of asset in the Pharmaceuticals Sector (odiparcil project) due to a reallocation of R&D priorities.

Solvay chose to sell part of its subscription rights for the capital increase of Fortis in order to be able to finance a partial subscription (about 2.5 million new shares).

Charges on net indebtedness amounted to EUR 60 million. At the end of September 2007, about 94% of the financial debt was covered at a fixed rate of 5.5% with a duration of slightly less than 8 years.

Following a drop in the tax rate in Germany, deferred tax credits were decreased and represent a one-time charge of EUR 44 million in the 3rd quarter, without a cash effect. Due to this one-time charge and the improvement in results, the **tax charges** greatly increased for the first 9 months of 2007 and amounted to EUR 261 million. It is to be noted that capital gains linked to Fortis and Sofina shares are not taxable. The average tax rate is 29% (compared to 21% for the first 9 months of 2006), in line with our medium term guidance of 30%.

4 Financial statements with limited review by Deloitte
5 Calculated on the basis of the weighted average of the number of shares outstanding after deducting shares purchased to cover stock options, or a total of 82,645,612 share for the first 9 months of 2006 and 82,706,652 shares for the first 9 months of 2007.
6 See also comments on page 7.

For the first 9 months of 2007, there are no results from **discontinued activities,** while the item amounted to EUR 103 million before taxes in 2006 following the sale in March of industrial foils.

Net income of the Group amounted to EUR 646 million compared to EUR 671 million for the first 9 months of 2006. **Net earnings per share** for the first 9 months of 2007 amounted to 7.38 EUR (2.63 EUR in the 3rd quarter 2007) compared to 7.85 EUR for the same period in 2006 (2.19 EUR in the 3rd quarter 2006).

Cash flow amounted to EUR 1,035 million, and **REBITDA** to EUR 1,277 million. **Depreciation** (EUR 388 million) is stable (+1%) compared to the first 9 months of 2006.

Total equity amounted to EUR 4,539 million at the end of September 2007, slightly up from what it was in 2006. The **net debt** of the Group at the end of September 2007 (EUR 1,498 million) was up by EUR 241 million compared to that of December 31, 2006 and was comparable to that of the first 9 months of 2006. Compared to December 31, 2006, the increase in **working capital** is mainly driven by the seasonality of sales and a decrease in current liabilities connected with the payment during the year of milestones and earn-outs related to the acquisition of Fournier. The **net debt to equity ratio** was 33% at the end of September 2007, comparable to that at the end of September 2006, while it was 28% at the end of 2006. This situation reflects the Group's policy of having a sound financial situation, in line with the objective of not persistently exceeding a net debt to equity ratio of 45%.

On October 25, 2007 the Board of Directors approved, for the current period, the payment of an **interim dividend** in the amount of 0.85 EUR net per share (1.13 EUR gross per share), representing 40% (rounded up) of the total preceding dividend based on the method of calculation decided upon by the Board of Directors in October 2006. This interim dividend (coupon no. 79), which will be paid on January 17, 2008, will be taken into account in the total dividend for 2007 that will be proposed by the Board of Directors on February 14, 2008 for approval by the General Shareholders' Meeting on May 13, 2008. In addition it is to be noted that the Group's dividend policy consists of increasing it anytime possible and, if possible, not decreasing it. For 26 years, the dividend has gradually increased and has never been reduced.

RESULTS BY SEGMENT[7]

Million EUR	9 months 2006	9 months 2007	9 months 2007 / 9 months 2006	3rd quarter 2006	3rd quarter 2007	3rd quarter 2007/ 3rd quarter 2006
Group Sales	**7,049**	**7,206**	**+2%**	**2,305**	**2,399**	**+4%**
Pharmaceuticals	1,934	1,935	+0%	614	683	+11%
Chemicals	2,255	2,289	+2%	746	761	+2%
Plastics	2,860	2,983	+4%	944	954	+1%
Corporate and Business Support [8]	0	0	-	0	0	-
GROUP REBIT	**883**	**925**	**+5%**	**286**	**309**	**+8%**
Pharmaceuticals	365	336	-8%	122	130	+7%
Chemicals	255	276	+8%	83	87	+5%
Plastics	315	349	+11%	97	104	+7%
Corporate and Business Support[9]	-52	-35	-32%	-17	-12	-27%
REBITDA GROUP	**1,229**	**1,277**	**+4%**	**403**	**427**	**+6%**
Pharmaceuticals	439	411	-6%	146	155	+6%
Chemicals	380	398	+5%	125	129	+2%
Plastics	453	495	+9%	145	153	+5%
Corporate and Business Support [9]	-43	-27	-38%	-14	-10	-29%

7 Results by sector include results from the three sectors of the Group, as well as "Corporate and Business Support"
8 Non-allocated items, after more direct allocations starting 2007.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Million EUR (except for per-share figures; EUR)	9 months 2006	9 months 2007	3rd quarter 2006	3rd quarter 2007
Sales	**7,049**	**7,206**	**2,305**	**2,399**
Cost of goods sold	-4,596	-4,684	-1,523	-1,537
Gross margin	**2,453**	**2,522**	**782**	**861**
Commercial and administrative costs	-1,130	-1,131	-354	-384
Research and development costs	-411	-428	-123	-154
Other operating gains and losses	-4	-23	-7	-15
Other financial gains and losses	-25	-15	-12	0
REBIT	**883**	**925**	**286**	**309**
Non-recurring items	-119	18	-33	52
EBIT	**764**	**944**	**253**	**361**
Charge on net indebtedness	-65	-60	-20	-22
Income from investments	19	24	7	9
Earnings before taxes	**718**	**907**	**240**	**349**
Income taxes	-150	-261	-53	-115
Discontinuing operations	103	0	0	0
Net income of the Group	**671**	**646**	**187**	**233**
Minority interests	-22	-36	-6	-15
Net income (Solvay share)	**649**	**610**	**181**	**218**
Earnings per share (EUR)	7.85	7.38	2.19	2.63
Diluted income per share(*) (EUR)	7.81	7.33	2.17	2.62

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	9 months 2006	9 months 2007
EBIT	764	944
Depreciation, amortization and impairments	383	388
Changes in working capital	-270	-535
Changes in provisions	31	-98
Income taxes paid	-150	-135
Others	-120	-95
Cash flow from operating activities	**638**	**469**
Acquisition/sale of investments	195	61
Acquisition/sale of assets	-326	-383
Income from investments	19	24
Changes on financial receivables	33	-41
Effects of changes in method of consolidation	2	3
Cash flow from financing activities	**-77**	**-337**
Variation of capital (increase/decrease)	-5	-19
Acquisition/sale of own shares	-20	-53
Changes in borrowings	-224	244
Charges on net indebtedness	-66	-60
Dividends paid	-226	-240
Cash flow from financing activities	**-541**	**-128**
Net change in cash and cash equivalents	**20**	**4**
Currency translation differences	-15	-7
Opening cash balance	457	433
Closing cash balance	**462**	**431**

CONSOLIDATED BALANCE SHEET

Million EUR	As of December 31, 2006	As of September 30, 2007
Non-current assets	**7,276**	**7,011**
Intangible assets	721	673
Goodwill	1,214	1,213
Tangible assets	3,869	3,880
Other investments	790	483
Deferred tax assets	506	525
Financial receivables and other non-current assets	176	236
Current assets	**3,825**	**4,133**
Inventories	1,221	1,302
Trade receivables	1,671	1,887
Income tax receivables	95	92
Other receivables	405	421
Cash and cash equivalents	433	431
Assets held for sale	0	0
TOTAL ASSETS	**11,101**	**11,144**
Total share capital	**4,456**	**4,539**
Share capital	1,271	1,271
Provisions	2,943	3,115
Minority interests	242	154
Non-current liabilities	**3,966**	**4,069**
Long-term provisions	2,271	2,205
Deferred tax liabilities	137	248
Long-term financial debt	1,503	1,540
Other non-current liabilities	55	76
Current liabilities	**2,679**	**2,536**
Short-term provisions	215	161
Short-term financial debt	188	388
Trade liabilities	1,269	1,152
Income tax payable	99	130
Other current liabilities	908	705
Liabilities associated with assets held for sale	0	0
TOTAL LIABILITIES	**11,101**	**11,144**

STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent								
Million EUR	Share capital	Issue premiums	Retained earnings	Treasury shares	Currency translation differences	Fair value differences	Total	Minority interests	Total equity
Book value at the end of the period (12/31/2006)	**1,271**	**18**	**3,284**	**-138**	**-420**	**200**	**4,214**	**242**	**4,456**
Net profit for the period			610				610	36	646
Income and expenses directly allocated to equity					-61	-184	-245	-39	-284
Cost of stock options			5				5		5
Dividends			-143				-143	-6	-150
Acquisition/sale of own shares				-53			-53		-53
Increase in capital							0		0
Other variations			-2				-2	-79	-82
Book value at the end of the period (9/30/2007)	**1,271**	**18**	**3,753**	**-191**	**-481**	**16**	**4,385**	**154**	**4,539**

RESULTS BY SEGMENT[7]

The following table provides sales without elimination of sales between sectors as well as results by sector including non-recurring items (EBIT).

Million EUR	9 months 2006	9 months 2007	9 months 2007 / 9 months 2006	3rd quarter 2006	3rd quarter 2007	3rd quarter 2007/ 3rd quarter 2006
GROUP SALES	**7,490**	**7,683**	**+3%**	**2,452**	**2,572**	**+5%**
Pharmaceuticals	1,934	1,935	0%	614	683	+11%
Chemicals	2,448	2,491	+2%	809	832	+3%
Plastics	3,108	3,257	+5%	1,028	1,058	+3%
Corporate and Business Support [8]	0	0	-	0	0	-
EBIT GROUP	**765**	**944**	**+23%**	**254**	**361**	**+42%**
Pharmaceuticals	256	284	+11%	116	99	-15%
Chemicals	-36[9]	258	n.s.	58[9]	79	+34%
Plastics	312	341	+9%	95	100	+5%
Corporate and Business Support[8]	233[9]	60	-74%	-16[9]	84	n.s.

9 Mainly following the transfer of non-recurring provisions to cover the fines in Europe and the United States in the area of peroxides from "non-allocated items" to "Chemicals Sector"..

PHARMACEUTICALS SECTOR

Strategic developments

- ***Continued strategic transformation of the Pharmaceuticals Sector***
  Preparation of the registration application for SLV348[10] (new product in the fenofibrate franchise)

  Since the acquisition of Fournier in 2005, Solvay Pharmaceuticals has implemented a strategy for transforming its organization (the INSPIRE project).

  The Sector is aiming for sales of EUR 3.2 billion and an operating margin of 20% in 2010, taking into account the time delay for bifeprunox, the evolution in the USD and the growing pressures in the pharmaceuticals industry. It is prioritizing allocation of R&D resources on two primary therapeutic areas (cardio-metabolic and neuroscience), as well as the well-targeted niches of flu vaccines and pancreatic enzymes. In gastroenterology and men's and women's health, its emphasis is on promoting well-established existing products. It is also aiming at geographic deployment of important products (fenofibrates, Androgel®, Creon®, Duodopa®) and development of the R&D pipeline (SLV348, bifeprunox, flu vaccines, pardoprunox[11]). The sector is accelerating its geographic deployment by reinforcing its commercial activity in emerging regions (Russia, India, China and Latin America).

  Solvay Pharmaceuticals also set a goal of EUR 300 million in annual cost savings by 2010. The implementation of this savings plan is continuing as planned. After integration of the national sales teams as well as the administrative and support functions in 2006, globalization of R&D functions and production is underway, in line with the selection of priority therapeutic areas. This includes among others the sale of two sites in Baudette (United States) and the ongoing sale of the Veenendaal (Netherlands) site and the vitamin D activities.

  Important steps are underway in the development of the portfolio:

  - In the cardiometabolic area, Solvay Pharmaceuticals is continuing its reinforcement in the area of treatment of dyslipidemia.

    Solvay and Abbott recently signed a co-promotion agreement in the United States for Simcor® (combination of Niaspan® and simvastatin), an Abbott molecule pending filing with the FDA, the launch for which is set for the first half of 2008. This new agreement reinforces the long-term collaboration between Abbott and Solvay that has already produced TriCor® and other molecules being developed in the fenofibrate franchise.

    In the area of the fenofibrate franchise, Solvay Pharmaceuticals is pursuing development of SLV348, a next-generation fenofibrate co-developed with Abbot and now in Phase III. Submission of the application in the United States is planned for the 4th quarter of 2007. In addition, AstraZeneca and Abbott announced the joint development and marketing in the United States of a fixed-dose product, combining Crestor® (the rosuvastatin from AstraZeneca) and SLV348; the filing for this combination product is expected to occur in 2009. Solvay is also developing several combinations of fenofibrate with other molecules.
    Following the recent publication of EMEA[12] recommendations regarding among other things the indications of the class of fibrates[13] in the European Union, Solvay Pharmaceuticals will respond to them considering that the current indications of its product, fenofibrate, accurately reflect its "benefits/risks" ratio.

    It is to be noted also that the FDA has extended until January 2008 the examination of the application for Pulzium® (treatment for arrhythmia). Phase-II clinical studies are underway for two other molecules: SLV319 (in co-development with BMS) and SLV320.

    In the area of neuroscience, Solvay Pharmaceuticals and its partner Wyeth, are continuing their contacts with the FDA following an "Action letter" received in August 2007 regarding bifeprunox. It is to be recalled that in its letter, the FDA confirmed that bifeprunox showed its effectiveness in stabilization of long-term patients, and indicated that a second positive clinical study in this indication is required to support a request for approval of

10 Developed with Abbott, also under the name ABT335
11 International non-commercial name (INN) of the molecule SLV308
12 "European Agency for the Evaluation of Medicinal Products"
13 These are fenofibrates,, gemfibrozil, bezafibrates, ciprofibrates.

Solvay's participation in the Exeltium consortium, a group of electro-intensive industries in France, should provide large production sites in France with long-term energy supplies at competitive prices. In Belgium a feasibility study for a similar project is currently underway. Also, as permitted by the specific market conditions for each SBU, price hikes were negotiated to compensate for high energy costs.

Key figures

(en million EUR)	Sales				REBIT change
	2006	9 months 2006	9 months 2007	9 months 07 / 9 months 06	9 months 07 / 9 months 06
CHEMICALS	**2,998**[16]	**2,255**[16]	**2,289**[16]	**+2%**	**+8%**
"Minerals"[17] cluster	1,304	979	999	+2%	↗
"ElectroChemicals and fluor chemicals" cluster	1,130	861	841	-2%	↘
"Oxygen" [18] cluster	495	369	398	+8%	↗

Comments

- ***Continued growth in Chemicals activities thanks to overall favorable market conditions, despite continued high energy costs***

  The **Chemicals Sector** improved due to the persistence of a continued favorable global balance between supply and demand. Sales (EUR 2,289 million) were up compared to the first 9 months of 2006 (+2%, as in the 3rd quarter). Results (REBIT of EUR 276 million) posted a growth of 8% compared to the first 9 months of 2006 (+5% in the 3rd quarter). The "Minerals" and "Oxygen" clusters as well as the "Electrochemistry" activities (caustic soda) continued to record excellent results, while the fluor chemical commodities remained under heavy pressure.

  - **Soda ash** activities improved due to continuing increased demand and rising prices in the context of very high energy costs. The specialty derivatives of soda ash, bicarbonate in particular, continued to grow due to the development of a portfolio of products and geographic expansion.
  - Results from **Electrochemistry** increased in the first 9 months of 2007. Volumes of caustic soda remained good, in particular in the paper, aluminum and chemistry sectors. Prices tended to stabilize after an increase in the 3rd quarter. Inventory levels for customers remain low.
  - **Fluoride products** results continued to be impacted on the one hand by an increase in energy costs in Europe and on the other hand by a significant erosion of prices in the refrigerants market, linked to intensification of competitive pressure from China for Solkane® 134a. Specialty fluorides showed a more favorable evolution.
  - Results from **Hydrogen Peroxide** improved due to growth in volumes in all the regions. The SBU has greatly benefited from the capacity expansions begun at the start of April 2006. Energy costs are under control.

PLASTICS SECTOR

Strategic developments

- ***Capitalizing on our strengths, enriching the portfolio of activities:***
  Acceleration of geographic development in Russia, Asia and South America.

  The strategy of the Plastics Sector is characterized:

  - by <u>the development of Specialties</u> : Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These high-value-added activities are now among the primary contributors to the Group's results.

    The Group is considerably reinforcing its competitive position in Specialty Polymers in order to meet the growing demand from markets such as electronics, aerospace, medical applications, automotive, etc. It is emphasizing internal growth projects and expansion of the portfolio of products, including acquisitions, as well as geographic expansion, in particular in Asia. Internal expansion projects include numerous capacity

16 Including the SBU Molecular Solutions
17 Including the Soda Ash and associated specialties SBUs as well as Advanced Functional Minerals (combining Barium Strontium derivatives and Advanced Functional Minerals since 01/01/2007).
18 including Hydrogen Peroxide, Detergents and Caprolactones SBUs

expansions (polysulfones in the United States, polytetrafluoroethylene (PTFE) in China, as well as polyvinylidene fluoride (PVDF) and polyvinylidene chloride (PVDC) in France) and new applications including in the area of medical implants. Acquisitions in 2006 (Mississippi Polymer Technologies (United States) and Gharda (India)) enlarged the portfolio of activities. They provided access to very-high-performance polymers, including PEEK, for which a commercial-scale production unit is being constructed in Panoli (India).

In the Vinyls activities, strong leadership on three continents (Europe, Mercosur and Asia) and targeted growth and continuous reinforcement of competitiveness remain the priorities for the Vinyls cluster. Solvin (a joint venture held 75% by Solvay and 25% by BASF) took a significant step in its geographic development by recently concluding a 50/50 joint venture with Sibur, a subsidiary of Gazprom, for the construction in Russia, by 2010, of the first entirely integrated plant in Russia, with a nominal capacity of 330,000 tons of PVC in the framework of a world-class unit of 510,000 tons. Also, SolVin's competitive position in Europe was further reinforced with shutdown of the unit at Ludwigshafen on January 1, 2006 and the transfer of production to other units. In this context and given the growth in demand in Europe, it was decided to increase capacity at the site of Jemeppe (Belgium) from 400,000 tons/year to 475,000 tons/year by 2009.
The Thai subsidiary, Vinythai, confirmed its intention to achieve over time a very competitive integrated position (400,000 tons/year) in the region due to growth projects (expansion of 70,000 tons/year of PVC projected for mid-2008 and possible takeover of assets from Apex Petrochemical Company Limited (120,000 tons/year of PVC)).
In South America, modernization and capacity expansions in chlorine, caustic soda, VCM and PVC are continuing in Brazil, with a startup planned for mid-2008.
Southeast Asia, Mercosur and henceforth Russia constitute, along with Europe, significant areas of growth for the Vinyls activities.
In addition, after the acquisition of Quality Plastics[19] in Ireland (April 2007), Pipelife (50/50 joint venture with Wienerberger in pipes and fittings) reinforces its presence on the high-growth markets with startup of a plant in Russia for production of pipe systems for water distribution, sewer networks and domestic applications.

Key figures

(million EUR)	Sales				REBIT Evolution
	2006	9 months 2006	9 months 2007	9 months 07 / 9 months 06	9 months 07 / 9 months 06
PLASTICS	**3,800**	**2,860**	**2,983**	**+4%**	**+11%**
Specialties[20]	1,712	1,300	1,304	-	↗
Vinyls cluster[21]	2,088	1,560	1,679	+8%	↗

Comments

Growth in "Specialties" cluster and continued growth in "Vinyls" cluster

The **Plastics Sector** again showed improvement due to the excellent performance of all its activities. Sales (EUR 2,983 million) increased by 4% (+1% in the 3rd quarter). Results (REBIT of EUR 349 million) increased by 11% (+7% in the 3rd quarter) despite the unfavorable effect of the US dollar and Japanese yen exchange rates.

- **Specialty Polymers** recorded volume growth for the first 9 months of 2007. Demand was particularly strong in the high-added-value markets such as consumer electronics, aerospace, medical applications, pharmaceuticals packaging and petroleum-drilling applications. Sales also improved in Asia, where activities were reinforced (13% of 2007 sales). Results continued to improve compared to the very good level reached in the first 9 months of 2006 despite the effect of the unfavorable exchange rate of the US dollar and Japanese yen and the sustained R&D efforts (5% of sales) required to meet the demand for new high-performance polymers.

  Results from **Inergy Automotive Systems** for the first 9 months of 2007 improved compared to those for the first 9 months of 2006 due to continuing improved competitiveness and industrial redeployment (in particular shutdown of a plant in Japan scheduled this year as well as a plant in Canada between now and mid-2008). Total volumes (9.4 million fuel systems) are down (-3%) compared to the first 9 months of 2006, due to a marked slowdown of its customers in NAFTA, Western Europe and Japan while production in Eastern Europe improved significantly. Developments in high-growth areas are underway (Russia, China, India, etc.) and new platforms using innovative technologies were acquired.

- Results from **Vinyls** were up significantly due to overall better spreads, growth in worldwide demand and a reinforced competitive position. In Europe, results improved. The prices of PVC increased over the summer,

19 Irish business, one of the leaders in production of specialty pipes and fittings, very focused on 'Hot & Cold' applications.
20 Including the Specialty Polymers SBUs and Inergy Automotive Systems (fuel systems)
21 Includes Vinyls and Pipelife (pipes and fittings)

along with price hikes in ethylene. Demand remained good in the region, despite the seasonal slowdown. In the Mercosur, demand remained strong (+10% on average) but the significantly increased energy costs and the unfavorable effect of the Brazilian real weighed on results in this region. In Asia, Chinese competition underwent increases in costs and pressures on its export competitiveness. These more favorable market trends permitted an improvement of our results. Prospects there remain overall favorable.

Results from **Pipelife** (pipes and fittings) were up, due to increases in volumes everywhere in Europe and in particular in Eastern Europe and Scandinavia. Development of the range of products, including the acquisition of Quality Plastics in Ireland in April 2007, and geographic expansion also contributed to these performances.

COMMENTS

1. Limited Quarterly Review.

Deloitte have conducted a limited review of the consolidated situation that closed on 30 September 2007. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

2. Risk Management.

A risk management analysis is in the 2006 annual report published on the Internet (www.solvay-investors.com).

3. Primary exchange rates.

		Closing			Average		
1 Euro =		2006	9 months 2006	9 months 2007	2006	9 months 2006	9 months 2007
Pound Sterling	GBP	0.67	0.68	0.70	0.68	0.68	0.68
American Dollar	USD	1.32	1.27	1.42	1.26	1.24	1.34
Argentine Peso	ARS	4.05	3.93	4.46	3.86	3.82	4.17
Brazilian Real	BRL	2.81	2.75	2.61	2.73	2.72	2.69
Thai Baht	THB	46.77	47.57	45.06	47.58	47.74	44.20
Japanese Yen	JPY	156.93	149.34	163.55	146.03	144.13	160.38

4. Solvay Shares.

	2006	9 months 2006	9 months 2007
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,669,267	82,645,612	82,706,652

* * * *

Key dates for financial communications

Thursday, January 17, 2008: prepayment of dividend (coupon no. 79)
Friday, February 15, 2008 (7:30 AM): annual results 2007

For more information :

Martial TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations
SOLVAY S.A.
Tél. 32-2-509.60.16
E-mail : investor.relations@solvay.com

* * * *

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE – Bloomberg: SOLB.BB – Reuters: SOLBt.BR) is listed on the NYSE stock exchange in Brussels.

* * * *

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Embargo : October 24, 2007 at 2:00 PM Brussels Time

Solvay Unveils "More Plastics with More Performance" at K2007 International Plastics Trade Fair

Solvay announces today that it has unveiled a number of innovative products at a press conference on the opening of the K2007 International Plastics Trade Fair in Düsseldorf, Germany, including the new family of Solviva™ Biomaterials available for use in implantable medical devices as well as extensions to its Hyflon® and Tecnoflon® fluoropolymers ranges. These product launches reinforce Solvay's position as the manufacturer of the world's widest offering of plastic materials, with a strong emphasis on the very top end of the range in terms of performance. "More Plastics with More Performance" is the motto of Solvay's presence at the K2007 (Hall 6, Stand D76 from Oct. 24 to Oct. 31), which is the world's most important event of its kind, with nearly a quarter of a million visitors.

Solviva™ Biomaterials are a dynamic new family of polymers offered for use in implantable medical devices (see www.solvayadvancedpolymers.com). Solvay Advanced Polymers, a 100% Solvay subsidiary, has invested considerable resources to produce Solviva™ Biomaterials, the world's broadest range of thermoplastics available offered for use in medical implant devices. Those investments include dedicated facilities and assets to ensure compliance with relevant aspects of stringent international standards (ISO 13485) and current Good Manufacturing Practices (GMP) for drug and health products, as promulgated by the US Food and Drug Administration.

The new products in the Tecnoflon® range manufactured by Solvay Solexis, a 100% Solvay subsidiary, are designed for tackling complex, newly arising issues in critical industries – such as the energy sector, semiconductor manufacturing and the automotive sector. The Group has also developed a new family of Tecnoflon® HS fluoroelastomers which retain exceptional performance levels while improving their environmental impact, thanks to shorter manufacturing processes.

The upcoming commercial launch of a new family of MFA resins, the Hyflon® F-Series, designed as a replacement for fluorinated ethylene propylene (FEP), with higher clarity, improved electrical properties and higher service temperature, was also announced today. These materials are for instance achieving a commercial breakthrough in the automotive sector, where they are used in high temperature resistant cables. The expansion of the range will fuel the rapid growth of Hyflon® MFA products, which is supported by a new world-class plant recently commissioned in Spinetta, Italy.

On the occasion of the K2007 Fair, Solvay's joint venture for vinyls in Europe, SolVin, will host a ceremony for the attribution of the third SolVin Awards for PVC Innovation, on October 29 in Düsseldorf. Awards and prize money will distinguish the most impressive innovators among 107 contestants representing the entire vinyl value chain, whose projects were particularly geared, this year, towards recycling and design. (see www.solvinpvc.com)

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

"Solvay has ambitious expansion plans, aiming at lifting the sales of the Group's Plastics sector by EUR 760 million by 2010. As shown here in Düsseldorf, we develop new products for complex and fast-growing applications; we scout for the most dynamic markets and supply them with the solutions they need. The bulk of our investments are resolutely geared towards growth and our project pool is now more robust than ever, with for instance the recently announced construction of a world-class vinyl production site in Russia," commented Jacques van Rijckevorsel, Member of the Executive Committee and General Manager of the Plastics Sector, Solvay.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact:

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82 26021

Embargo: October 22, 2007 at 8:30 AM (Brussels Time)

ABBOTT AND SOLVAY PHARMACEUTICALS TO CO-PROMOTE ABBOTT'S SIMCOR® IN THE UNITED STATES

Solvay Pharmaceuticals has entered into an agreement granting Solvay select co-promotion rights in the United States for Abbott's investigational fixed-dose combination lipid therapy, SIMCOR® (Niaspan®/simvastatin), currently awaiting U.S. Food and Drug Administration (FDA) approval.

Under the terms of the agreement, Solvay will provide sales support in the United States, contribute to development and promotional expenses and be compensated based on product sales. Specific financial terms were not disclosed.

SIMCOR® combines two well-established and leading medications, Niaspan and simvastatin, to target multiple lipid parameters - LDL "bad" cholesterol, HDL, "good" cholesterol and triglycerides – in a single pill. Abbott submitted its New Drug Application to the FDA for SIMCOR® in April 2007.

SIMCOR® builds upon an ongoing agreement between Abbott and Solvay Pharmaceuticals involving the commercialization and development of fenofibrate, and continues both companies' commitment toward the treatment of lipid disorders.

About Niaspan®
Available since 1997, Niaspan is the only available FDA-approved, once-daily extended-release prescription formulation of niacin for treating abnormal cholesterol levels.

Niaspan Indications
Niaspan is indicated as an adjunct to diet when the response to a diet restricted in saturated fat and cholesterol and other nonpharmacologic measures alone have been inadequate, to reduce elevated total cholesterol, LDL-C, Apo B, and triglyceride levels, and to increase HDL-C in patients with primary hypercholesterolemia and mixed dyslipidemia. In patients with a history of myocardial infarction and hyper-cholesterolemia, niacin is indicated to reduce the risk of recurrent non-fatal myocardial infarction or in patients with coronary artery disease and hypercholesterolemia, niacin, in combination with a bile acid binding resin, is indicated to slow progression or promote regression of atherosclerotic disease.

Important Safety Information About Niaspan
Niaspan is contraindicated in patients with allergies to any of its ingredients, active peptic ulcer disease, significant or unexplained persistent liver dysfunction, or arterial bleeding. Niaspan should not be substituted for equivalent doses of immediate-release niacin. Niaspan should be prescribed with caution in patients who consume substantial amounts of alcohol and/or have a past history of liver disease. Liver function tests should be performed on all patients during therapy with Niaspan. Use of Niaspan with other lipid-altering medications called statins may increase the risk of rhabdomyolysis, a rare condition that causes muscles to breakdown. The most common side effect with Niaspan is flushing of the skin. Patients with diabetes should carefully monitor their blood sugar and report changes to their doctor. Other commonly reported side effects include indigestion, headache, pain, abdominal pain, nausea, itching, diarrhea, runny nose, vomiting and rash.

Important Safety Information About Simvastatin
Simvastatin is a prescription tablet and isn't right for everyone, including women who are nursing or pregnant or who may become pregnant, and anyone with liver problems. Unexplained muscle pain or weakness could be a sign of rhabdomyolysis, a rare but serious side effect and should be reported to a doctor right away. Simvastatin may interact with certain foods or other medicines including lipid-lowering medications called

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

fibrates or niacin, increasing a patient's risk of getting this serious side effect. Patients should tell their doctor about any other medications they are taking. The most common side effects are headache, abdominal pain, and constipation.

SOLVAY PHARMACEUTICALS is a research driven group of companies that constitutes the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardiometabolic, influenza vaccines, gastroenterology and men's and women's health. Its 2006 sales were EUR 2.6 billion, and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NEIL HIRSCH
Manager, U.S. Corporate Communications
SOLVAY PHARMACEUTICALS, INC
Tel: +1 (770) 578.2170
E-mail : neil.hirsch@solvay.com
Internet : www.solvaypharmaceuticals-us.com

Dr WERNER VAN DEN EYNDE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS B.V;
Tel: 32 2 509 62 27
E-mail: werner.vandeneynde@solvay.com
Internet: www.solvaypharmaceuticals.com

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SOLVAY

PRESS RELEASE

82 26 91

2007 NOV -1 P 2:27

Embargo: October 17, 2007 at 8:30 AM (Brussels time)

PIPELIFE STARTS UP PRODUCTION IN NEW RUSSIAN FACTORY

Solvay Affiliate Expands into One of Europe's Fastest Growing Markets

Solvay announces today that its affiliate for pipes and fittings, Pipelife, has started operating a new factory located 130km southwest of Moscow, in the middle of one of Europe's fastest growing economies. Pipelife will produce a full range of plastic pipe systems for water distribution, sewage networks as well as in-house products. The factory, which features brand new equipment, will offer the most advanced products in Polypropylene (PP), Polyethylene (PE) as well as Vinyls, to cover the growing needs of the Russian customers. In a first stage, the factory will employ around 60 people.

Pipelife has been operating for over 5 years in the Russian market through its sales office in Moscow. Miguel Kohlmann, the CEO of Pipelife commented the production start as follows: "Pipelife has a leading position in the markets of Eastern Europe. It started its first operations back in 1990 and now is present in virtually every country of the region. The start up of the new Russian factory highlights the commitment the group has to Eastern Europe and specifically to its largest market Russia".

The Pipelife Group is a 50/50 joint venture between Wienerberger, the Austrian construction materials manufacturer, and Solvay. It is one of Europe's leading Plastic Pipes and Fittings groups. It is active in 29 countries and operates 30 factories with 2.800 employees achieving pro-forma sales of EUR 823 million in 2006.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For more information, please contact:

Martial Tardy , Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst, Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Alexander Leutner
PIPELIFE INTERNATIONAL
Tel +43 664215 50 62
E-mail: alexander.leutner@pipelife.com
Internet: www.pipelife.com

Communiqué également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

82 26 91

Embargo: October 15, 2007 at 8:30 AM (Brussels Time)

SOLVAY SIGNS AGREEMENT TO SELL CAPROLACTONES BUSINESS TO PERSTORP

Focusing on activities where the Group has maximum control over raw materials

Solvay announces today that it has signed a sale & purchase agreement with the Perstorp Group of Sweden to sell to the latter its entire Caprolactones business, which is active in the production, marketing and sales of epsilon-Caprolactone and downstream derivatives. The transaction is expected to be completed in the fourth quarter of 2007, pending the relevant regulatory approvals. The agreed price for the transaction is EUR 200 million.

Solvay's Caprolactones business - which is part of the Group's Chemicals Sector - serves clients worldwide, from a manufacturing site located in Warrington (United Kingdom). These activities generated a turnover of about EUR 60 million in 2006 with 65 employees.

The transaction would enable Solvay's Caprolactones business to integrate a world leader in several segments of the specialty chemicals market, which considers these products as a core development area. Perstorp today announced its intention to expand and double production capacity in caprolactone and downstream derivatives .

Solvay's strategy in the chemicals sector includes the pursuit of technological innovation and the development of specialties. Specific areas of interest relate to activities where Solvay covers the entire value chain, from the original raw materials to the most sophisticated research-intensive applications. In the case of Caprolactones, Solvay does not control the supply of the main raw material, cyclohexanone.

In addition, the caprolactones business does not result in significant synergies with the Group's other activities in the Chemicals and Plastics sectors.

"Solvay's priority is sustainable, profitable growth in selected areas of pharmaceuticals, chemicals and plastics. Meeting those objectives in Caprolactones required a major effort. After careful consideration, Solvay came to the conclusion that this business would enjoy the best development prospects outside the Group's perimeter. The present agreement not only holds the promise of a bright future for Solvay's Caprolactones but also matches Solvay's corporate strategy," explained Jorge Grande, Caprolactones SBU Manager of Solvay.

"We believe that a combination of Perstorp and Caprolactones is a compelling opportunity, enabling a deeper upstream/downstream integration into polyols. This combination would be beneficial to both companies, not only due to the potential for technical and revenue synergies, but also as the greater critical size will create a more stable platform for even stronger growth, notably organic," explained Bo Dankis, President and CEO of Perstorp.

Press contact: Martial Tardy
Tel. 32/2/509 72 30
e-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Investor Relations: Michel Defourny
Tel. 32/2/509 60 16
e-mail: investor.relations@solvay.com
Internet: www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B-1050 Brussels, Belgium
Internet: www.solvay.com

PERSTORP is a Swedish-based specialty chemical company, world leader in the production of oxo chemicals and polyols, derived mainly from propylene and methanol. Perstorp's products are used in the aerospace, marine, coatings, chemicals, plastics, engineering and construction industries. Perstorp currently employs approximately 1,800 people and has manufacturing units in ten countries in Asia, Europe, North and South America. In 2006, Perstorp achieved revenues of EUR 780 million. Details are available at www.perstorp.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Notes to the Editors:

Caprolactone: The existing portfolio of Caprolactones products marketed by Solvay under the CAPA® brand includes a wide range of commercial products used in applications such as paints & coatings, thermoplastic polyurethanes, adhesives, cast elastomers as well as in different solutions for the automotive, aerospace, medical and shoe industries.

Embargo: October 8, 2007 at 8:30 AM (Brussels time)

82 26 91

CHINA : SOLVAY REINFORCES ITS PRESENCE AND PLANS FOR MORE INVESTMENTS IN SPECIALTY POLYMERS

PTFE Micronized Powder facility confirmed; more projects under consideration

Solvay Solexis, a 100% subsidiary of the Solvay Group, today confirms that its new polytetrafluoroethylene (PTFE) Micronized Powder plant currently under construction in Changshu, China, will be completed and operational in the first quarter of 2008. Solvay Solexis also confirms its intention to further develop its activities on the site, where it is considering producing other high value added fluorinated polymers.

The new PTFE plant is located in the Jiangsu High-Tech Fluorochemical Industrial Park in Changshu, some 100 kilometers west of Shanghai. The location was selected last year because of its proximity with Shanghai and the dedication of the Industrial Park to complex technologies in specialty chemicals and polymers - particularly in the area of fluor technologies.

Among the subsequent development projects considered in Changshu, Solvay Solexis is planning to build, an integrated production plant for the manufacturing of polyvinylidene fluoride (PVDF) for coating applications and related monomers.

PVDF resin, marketed under the Hylar® brand name, is used as a base material for long-life architectural coating systems for metal, glass, and other exterior surfaces, thanks to its extraordinary properties, that are particularly suited as a base for the most durable liquid coatings.

"Our geographical expansion into high growth markets such as China and India is an essential part of our strategy to grow Specialty Polymers business," said Vincenzo Morici, General Manager, Strategic Business Unit Specialty Polymers.

"Beyond its strategic expansion goals, Solvay Solexis, through this new plan, confirms its endeavor to supply world class products to its local customers, with the advantages in terms reactivity and logistics that proximity can give," comments Pierre Joris, CEO of Solvay Solexis.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For more information, please contact:

Martial Tardy , Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst, Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

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SolVin The Partner in Vinyls

2007 NOV -1 P 2:21

Embargo: September 24, 2007 at 8:30 AM (Brussels Time)

82 26 91

SOLVIN TO EXPAND PVDC LATEX PRODUCTION IN WORLD-CLASS PLANT OF TAVAUX (FRANCE)

A timely, competitive response to serve growing demand from food & pharma industry

SolVin, a joint venture of Solvay and BASF, announces today that it will build a new production line for polyvinylidene chloride (PVDC) latex at its Tavaux (France) manufacturing site. PVDC latex is a specialty barrier material used as a coating in packaging applications where the integrity of the goods is critical, especially in the food and pharmaceutical sectors.

The new production line, which will add an annual capacity of 10,000 tons, is expected to be operational by mid-2009, in response to growing demand from the dynamic PVDC market. The new production line will benefit from full upstream integration of raw materials and from the expertise of the Tavaux staff, who have developed this operation into the global reference in terms of product quality and consistency.

While continuing to supply its international clients from Tavaux, SolVin is planning to strengthen its logistics to further improve its service to the rapidly expanding Asian market. SolVin will also continue to assess opportunities to create an entirely new production site in Asia or the North American Free Trade Agreement (NAFTA) countries, pending further developments in the PVDC market.

"With this new production line, SolVin will maintain its commercial and technological leadership as well as its global reputation of excellence in the PVDC market. We will continue serving our clients' expansion, while contributing to Solvay's strategy of sustainable and profitable growth in the Specialty Polymers business," said Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay. "The choice of creating a new line in Tavaux is also an advantageous solution in terms of timing and competitiveness, thanks to a seamless upstream integration. This will provide SolVin with an appropriate competitive position to access the emerging markets in Asia and NAFTA. while capitalizing on the huge know how and manufacturing excellence of the Tavaux site" added Morici.

SolVin is a joint venture of which Solvay owns 75% and BASF, 25%. It is a leader on the polyvinyl chloride (PVC) market in Europe and on the PVDC market worldwide.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Notes to the Editors:

The unique set of properties of **polyvinylidene chloride** with combined water vapor and oxygen barrier properties, impressive barrier to oils, greases, chemicals, and to other gases and odors, transparency and printability, excellent thermoforming performance and machinability makes it effective in protecting foodstuffs and pharmaceuticals. These properties allow processors to limit the volume of material needed to manufacture safe and effective packaging.

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SOLVAY **PRESS RELEASE** 82 2691

2007 NOV -1 P 2:27

Embargo: September 6, 2007 at 8:30 AM (Brussels Time)

SOLVAY TO BUILD WORLD-CLASS EPICEROL® PLANT IN THAILAND

Innovative green chemistry technology to serve strong demand for epichlorohydrin

Solvay announces today that it has decided to build a world-class plant in Map Ta Phut (Thailand) for the production of epichlorohydrin on the basis of the Epicerol® process, its proprietary technology with enhanced environmental performance. Pending relevant regulatory approval, the new plant is scheduled to be operational at the end of 2009, with an annual production capacity of 100,000 metric tons, enabling Solvay to provide a fast response to the rapidly growing demand for epichlorohydrin in Asia.

The demand for epichlorohydrin has significantly outpaced the growth of the world economy in recent years and is currently expanding by more than 20% per annum in China. Epichlorohydrin is an essential feedstock for the production of epoxy resins, increasingly used in applications in the electronics, automotive, aerospace and windmill sectors.

Epicerol® is a novel process developed by Solvay, based on the transformation of glycerine, which is a renewable by-product of the biodiesel industry. After a successful start-up in April 2007, this process with greatly enhanced environmental performance is under optimization in Tavaux, France, in an industrial plant fed with glycerine derived from rapeseed oil.

"Solvay is moving fast. We are leveraging the technological advantage of our Epicerol® innovation and its successful implementation at industrial scale in France," commented Filipe Constant, Managing Director of the Strategic Business Unit Electrochemistry and Derived Specialties, Solvay. "Asia is quickly becoming the world's largest market for Epichlorohydrin," he said. "We will introduce an environmentally sustainable technology into this booming continent, using a renewable resource as raw material," added Constant.

Epicerol® is covered by more than 20 patent applications issued by Solvay. The process was honoured by an Innovation Award at the 2007 American Oil Chemists' Society (AOCS) Annual Meeting in Quebec City. It has also been awarded the Pierre Potier trophy in France for "Innovation in chemistry benefiting the environment", delivered by the French Ministry of the Industry in 2006.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

Notes to the Editors:

Epichlorohydrin is one of the most useful members of the epoxide family of compounds, its major use being the manufacture of epoxy resins, which have a large number of applications in the car, housing, boating and leisure industries. Other applications include the reinforcement of paper (used for instance in the food industry to manufacture tea bags) and water purification. Epichlorohydrin is traditionally derived indirectly by reacting propylene with chlorine.

The **Epicerol®** process developed by Solvay allows the direct synthesis of dichloropropanol, an intermediate product, from glycerine and hydrochloric acid. A second step – dehydrochlorination – generates the final product, epichlorohydrin. The entire process is marked by a lower specific consumption of chlorine and water, consequently reducing chlorinated effluents. Solvay developed the glycerine-based process described in earlier scientific literature and made its industrialization possible thanks to the creation of an entirely new class of catalysts, among other innovations.

Glycerine is the main by-product of biodiesel production, with the generation of approximately 100 kg of glycerine for every 1000 kg of biodiesel.

Embargo: August 30, 2007 at 8.30 am (Brussels Time)

SOLVAY EXPANDS PRINTED ELECTRONICS DEVELOPMENT PLATFORM WITH INVESTMENT IN PLEXTRONICS

Innovative Technology for Mass-Production of Displays, Lighting, Solar Cells and 'Smart' Labels

Solvay announced today that it has decided to participate, as lead investor, in the recent capital increase of Plextronics, Inc., an innovator of technology for the printed electronics market. Based in Pittsburgh, Pennsylvania, Plextronics specializes in the development and commercialization of polymer-based technologies for printed electronics such as displays, solar cells and RFID 'smart' tags.

The 10 million dollar investment grants Solvay a minority interest in Plextronics. It complements the recent R&D agreement between the Group's 100% subsidiary Solvay Solexis and Thin Film Electronics ASA of Oslo, Norway, to develop polymeric inks for the manufacturing of printed electronic circuits, as well as Solvay's research collaboration with the Georgia Institute of Technology's Center for Organic Photonics and Electronics.

Printed electronics is an emerging industry that takes advantage of printing technologies to manufacture electronic devices with a wider variety of shapes and supports, including thin, flexible substrates. Through the use of proprietary technologies, these devices can be manufactured efficiently (high-volume, low-cost) using adaptations of traditional printing processes.

"Plextronics has won a number of prestigious awards since it was founded in 2002, and is considered one of North America's most impressive emerging companies among high technology innovators," commented Léopold Demiddeleer, director of Solvay Corporate R&D and New Business Development. "Their expertise, which capitalizes on extensive research efforts at Carnegie Mellon University, and their market-driven activities are a perfect match for one of Solvay's most promising innovation platforms," added Demiddeleer.

According to Andy Hannah, president and CEO of Plextronics, building a strategic partner base is critical to the company and its success in fast growing global markets, particularly printed electronics.

"Solvay has a clear and exciting vision of building long-term, vibrant platforms in solar technology and printed electronics as demonstrated in its recent commitments to Georgia Tech and its joint development agreement with Thin Film Electronics ASA," Hannah said. "Plextronics shares that common vision and we plan to employ our technology platform to accelerate product commercialization and to support the growth of our organization."

Plextronics' technology has the potential to significantly reduce the cost of solar cells, compared with the cost of crystalline silicon-based solar energy systems, down to a commercially viable threshold of $1 per watt. Likewise, printed Organic Light Emitting Diodes (OLED) displays are intended to challenge today's Plasma technology and Liquid Crystal Displays (LCD) with considerably lower production costs and immense possibilities in terms of shapes and size. In the same way, printed OLED could be used for new energy efficient diffuse lighting. Other potential applications of Plextronics' products include 'smart labels' such as RFID tags, whose development is currently hampered by the excessive cost of current technologies.

Solvay has identified Organic Electronics and Sustainable Energy as platforms for future growth based on radical innovation. The group believes that the new materials and technologies, which it is currently developing through its own R&D efforts and a number of partnerships with technological leaders, convey potential solutions to some of our contemporary societies' most acute issues, such as the cost-effective implementation of renewable energy sources.

PLEXTRONICS, INC. is a leading innovator of technology for printed electronics. The printed electronics market comprises next-generation light, power and circuitry products, including flexible displays, plastic solar cells and organic RFID tags. The market for printed electronics was approximately $1 billion in 2006 and is expected to exceed $300 billion within 20 years.

With a company vision of enabling 15 billion printed electronic devices by 2015, Plextronics is creating technology capable of commercial-scale performance and manufacturability. The company's device design, process technology and Plexcore® branded inks enable the formation of active electrical layers — the key drivers of printed electronics. For more information about Plextronics, visit www.plextronics.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Phone: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Phone. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

LORI LECKER
Plextronics, Inc.
Phone: 412-562-3929
E-mail: lori.lecker@bipc.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

PRESS RELEASE

SOLVAY

82 2591

2007 NOV -1 P 2:27

Embargo: August 14, 2007 at 8:30 AM (Brussels Time)

SOLVAY LAUNCHES PERACETIC ACID PRODUCTION IN CHINA

State-of-the-Art Proxitane® Plant now fully operational in Suzhou

Solvay announces today that its new Peracetic Acid (PAA) production plant in Suzhou, China is now fully operational and will deliver advanced disinfection solutions with a low impact on the environment. The market demand in China for Solvay's PAA range, marketed under the Proxitane® brand name, has been growing strongly over recent years, particularly for disinfection applications in the food & drinks packaging industry and "clean in place" operations, which enable the sterilization of food or pharmaceutical production equipment on site.

The plant, based on Solvay's world class technology, abides by stringent standards and has been approved by the relevant authorities. It is operated on behalf of Solvay by Suzhou Crystal Clear Co Ltd.

Solvay and the SCCC group are already operating a joint venture to produce Ultra High Purity Hydrogen Peroxide for the semiconductor industry, in a new, world-class plant which inaugurated last autumn in Suzhou.

"The commissioning of this new plant in Suzhou is the most recent demonstration of Solvay's sustainable and profitable growth strategy through geographical expansion – focusing in this particular instance on the dynamic Chinese market", commented E. Mignonat, general manager for Hydrogen Peroxide at Solvay.

"This well-managed local production facility and our policy of working with key customers as partners will allow Solvay to successfully exploit the emerging market opportunities for high quality Peracetic Acid in China," said Dr Eileen Smith, Global Manager of Solvay's PAA business. "We are now in an even better position to help our clients in the food and drink industry meet the most demanding food safety standards with a product that has a solid ecoefficiency record," she added.

Peracetic acid is used in a wide range of applications and its uses are expanding as global standards for disinfection and environmental legislation become more stringent. It is also effective against viruses in animal farming, such as Avian Flu and Foot & Mouth disease. One of the key features of Peracetic Acid, a Hydrogen Peroxide-based product, is that it does not generate any persistent residues. Solvay is a leading global supplier of a range of high quality Peracetic Acid solutions. For more information, visit www.solvaypaa.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 29,000 people in 50 countries. In 2006, its consolidated sales amounted to EUR 9.4 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay (Euronext: NYSE SOLBt.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the NYSE Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tél: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tél. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – dit persbericht is ook in het Nederlands beschikbaar

Embargo: 10 augustus, 2007, 14u30 (Brusselse tijd)

SOLVAY PHARMACEUTICALS, INC. EN WYETH PHARMACEUTICALS MAKEN BEKEND DAT ZIJ VAN DE FDA EEN 'ACTION LETTER' ONTVINGEN VOOR BIFEPRUNOX, EEN BEHANDELING IN ONDERZOEKSFASE VOOR SCHIZOFRENIE

Solvay Pharmaceuticals, Inc. en Wyeth Pharmaceuticals, een afdeling van Wyeth (NYSE:WYE), hebben bekendgemaakt dat ze een 'action letter' van het FDA, de Amerikaanse Food and Drug Administration, ontvangen hebben in antwoord op hun aanvraag tot toelating van een nieuw geneesmiddel of New Drug Application (NDA) voor bifeprunox. Dit product is een atypisch antipsychoticum voor de acute behandeling van schizofrenie en de onderhoudsbehandeling van stabiele volwassen patiënten. Het Agentschap stelde dat het geneesmiddel op dit ogenblik niet kan worden toegelaten.

Het FDA stelde in de brief dat bifeprunox in het onderzoek naar de onderhoudsbehandeling op lange termijn effectiviteit aantoonde en dat een tweede positieve onderhoudsonderzoek kan volstaan om de indicatie voor onderhoudsbehandeling te steunen. De Vennootschappen geloven dat bifeprunox duidelijke voordelen biedt in de onderhoudsbehandeling op lange termijn van patiënten met schizofrenie. De Vennootschappen zullen met het FDA het studie-ontwerp bespreken en beoordelen hoe het bijkomend onderzoek, gecombineerd met de lopende en geplande studies de onderhoudsindicatie kan steunen.

Hoewel het FDA erkende dat bifeprunox onderscheidend werkte ten opzichte van placebo in twee korte termijn onderzoeken in de acute fase, besloot het Agentschap dat de efficiëntie gegevens, in vergelijking met referentie-geneesmiddelen, onvoldoende waren voor een goedkeuring. Het Agentschap vroeg ook bijkomende informatie aangaande het metabolisme van bifeprunox bij de mens en rond één patient die overleed tijdens zijn deelname aan een van de onderzoeken.

"Wij geloven dat bifeprunox een beloftevol geneesmiddel is voor de behandeling van schizofrenie en dat er nood is aan nieuwe behandelingsmogelijkheden om mensen met schizofrenie te helpen," zei Laurence Downey, Algemeen Directeur van Solvay Pharmaceuticals, Inc. "We zullen met het FDA samenwerken om hun commentaar te beantwoorden en de goedkeuring zo snel als mogelijk te bekomen."

"Wij geloven dat bifeprunox niet alleen het potentieel voor een nieuwe farmaceutische keuze biedt, maar ook de mogelijkheid van een nieuwe benadering van de behandeling voor patiënten waarvoor het behoud van de stabiliteit wordt bemoeilijkt door de metabole gevolgen die vaak gepaard gaan met een lange termijn behandeling. We blijven enthousiast over deze molecule en de benadering," voegde Gary L. Stiles, Chief Medical Officer van Wyethe Pharmaceuticals toe.

Bifeprunox, een partiële dopamine agonist bedoeld om de chemische hersenactiviteit tot een normaal niveau terug te brengen, is bestudeerd bij ongeveer 2.650 schizofrenie-patiënten met ruim 200 Fase 2- en Fase 3- klinische tests op proefsites in de Verenigde Staten en over de hele wereld.

.../...

Perscontact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY N.V.
Prins Albertstraat, 33
B- 1050 Brussel - België
Internet www.solvay.com

Wyeth Pharmaceuticals, een afdeling van Wyeth, heeft toonaangevende producten op het gebied van de gynaecologie, infectieziekten, maag-darmaandoeningen, het centaral zenuwstelsel, ontstekingen, transplantatie, hemofilie, oncologie, vaccins en voedingsmiddelen.
Wyeth is een van 's werelds grootste onderzoeks- en productiecentra voor farmaceutische en gezondheidsproducten. Het heeft een leidende positie in de ontdekking, ontwikkeling, productie en vermarkting van farmaceutische producten, vaccines, biotechnologische producten en niet-voorgeschreven geneesmiddelen voor een betere levenskwaliteit van eenieder. De belangrijkste divisies van het bedrijf zijn Wyeth Pharmaceuticals, Wyeth Consumer Healthcare en Fort Dodge Animal Health.

Solvay Pharmaceuticals, Inc., gevestigd in Marietta, Georgia is de Amerikaanse dochteronderneming van Solvay Pharmaceuticals. U vindt er meer informatie over op www.solvaypharmaceuticals-us.com

Solvay Pharmaceuticals is een R&D-georiënteerde groep van bedrijven die samen de wereldomspannende farmaceutische tak van de Solvay-groep vormen. Hij wil tegemoetkomen aan zorgvuldig geselecteerde en nog niet behandelde medische behoeften in de therapeutische specialisatiegebieden cardio-metabolica, neurowetenschap, griepvaccins, gastroenterologie, gespecialiseerde markten en andralogie/gynaecologie. In 2006 haalde Solvay Pharmaceuticals een omzet van 2,6 miljard EUR en had het over de hele wereld ongeveer 10.000 mensen in dienst. Meer informatie vindt u op www.solvaypharmaceuticals.com

SOLVAY is een internationale chemische en farmaceutische Groep met hoofdzetel in Brussel. Hij telt ongeveer 29,000 medewerkers in 50 landen. In 2006 haalde hij een geconsolideerde omzet van 9,4 miljard EUR uit drie activiteitssectoren: Chemie, Kunststoffen en Farmaceutische Producten. SOLVAY is genoteerd op de NYSE Euronext in Brussel (NYSE Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Meer informatie is te vinden op www.solvay.com.

Voor bijkomende informatie contacteert u best :

MARTIAL TARDY
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

PATRICK VERELST
Investor Relations
SOLVAY S.A.
Tel. 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NEIL HIRSCH
Manager, U.S. Corporate Communications
SOLVAY PHARMACEUTICALS, INC
Tel: +1 (770) 578.2170
E-mail : neil.hirsch@solvay.com
Internet : www.solvaypharmaceuticals-us.com

Dr ROGER BICKERSTAFFE
Pharmaceutical Communications
SOLVAY PHARMACEUTICALS B.V
Tel: +31 (0) 294 477 274
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

END